United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032
(860) 728-7074

Robert J. Bailey
Corporate Vice President and Controller

August 15, 2019

Mr. Patrick Kuhn
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2018
Filed on February 7, 2019 Form 8-K Filed on July 23, 2019
Dear Mr. Kuhn:

Set forth below is the response of United Technologies Corporation (the "Company") to the comments of the Staff of the Division of Corporation Finance (the "Staff") that were set forth in your letter dated August 9, 2019, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2018 filed on February 7, 2019 and Form 8-K filed on July 23, 2019.  Concurrently with the submission of this letter, the Company is also responding via a separate letter to the comments of the Staff set forth in your letter dated August 9, 2019, regarding the Company’s registration statement on Form S-4 filed with the Securities and Exchange Commission on July 17, 2019.

For your convenience, the Staff’s comments are set forth in bold, followed by the response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2018

Notes to Financial Statements

Note 18: Contingent Liabilities, page 82

1.	Please disclose the range of reasonable possible losses in excess of your asbestos-related accrual as required by ASC 450-20-50-3 and 50-4.

Regarding the request above we will modify future disclosures to reflect the following:

The amounts recorded by UTC for asbestos-related liabilities are based on currently available information and assumptions that we believe are reasonable and are made with input from outside actuarial experts.  The estimated range of total liabilities to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $335 million to $390 million.  Where no amount within a range of estimates is more likely, the minimum is accrued. We have recorded the minimum amount of $335 million, which is principally recorded in Other long-term liabilities on our Consolidated Balance Sheet as of December 31, 2018.

Form 8-K filed on July 23, 2019

Exhibit 99, page 2

2.
You disclose the non-GAAP measure “adjusted operating profit” for each of your segments along with a consolidated total.  However, it appears that within the presentation there is not a reconciliation to the most directly-comparable GAAP measure but instead a narrative on how the measure was derived.  Please reconcile adjusted operating profit to the most directly-comparable GAAP measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K and tell us the comparable GAAP measure.

While we disclosed the components of the adjustments to the segments’ operating profit (GAAP) and the narrative explains how the non-GAAP measure (adjusted operating profit) is derived, we will modify future filings to include a table similar in format to Attachment A that shows the reconciliation by each segment between the GAAP and the non-GAAP measure along with the consolidated total.

We appreciate the Staff's consideration of our responses to the above comments.  Should you have any questions, or wish to arrange further discussions, please call me directly at 860.728.7074 or email me at robert.j.bailey@utc.com.

Sincerely,

/s/ Robert J. Bailey

Robert J. Bailey
Corporate Vice President and Controller

CC:          A. Johri, Executive Vice President, Chief Financial Officer
       L. Schupmann, Partner, PricewaterhouseCoopers LLP

 Attachment A

United Technologies Corporation
Reconciliation of Reported (GAAP) to Adjusted (Non-GAAP) Results
Adjusted Operating Profit & Operating Profit Margin

	Quarter Ended June 30,		Six Months Ended June 30,
	(Unaudited)		(Unaudited)
(dollars in millions – Income (Expense)	2019	2018	2019	2018
Otis
Net sales	$3,348	$3,344	$6,444	$6,381
Operating profit	$515	$488	$941	$938
Restructuring	(15)	(23)	(40)	(49)
Adjusted operating profit	$530	$511	$981	$987
Adjusted operating profit margin	15.8%	15.3%	15.2%	15.5%
Carrier
Net sales	$4,962	$5,035	$9,285	$9,411
Operating profit	$836	$1,645	$1,365	$2,237
Restructuring	(30)	(21)	(63)	(35)
Gain on sale of Taylor Company	—	795	—	795
Adjusted operating profit	$866	$871	$1,428	$1,477
Adjusted operating profit margin	17.5%	17.3%	15.4%	15.7%
Pratt & Whitney
Net sales	$5,150	$4,736	$9,967	$9,065
Operating profit	$424	$397	$857	$810
Restructuring	(3)	(3)	(17)	(3)
Adjusted operating profit	$427	$400	$874	$813
Adjusted operating profit margin	8.3%	8.4%	8.8%	9.0%
Collins Aerospace Systems
Net sales	$6,576	$3,962	$13,089	$7,779
Operating profit	$1,172	$569	$2,028	$1,157
Restructuring	(17)	(33)	(56)	(60)
Loss on sale of business	—	—	(25)	—
Amortization of Rockwell Collins inventory fair value adjustment	—	—	(181)	—
Asset impairment	—	(48)	—	(48)
Adjusted operating profit	$1,189	$650	$2,290	$1,265
Adjusted operating profit margin	18.1%	16.4%	17.5%	16.3%
Eliminations and other general corporate expenses
Operating profit	$(363)	$(223)	$(562)	$(338)
Restructuring	(1)	(2)	(2)	(4)
Transaction and integration costs related to merger agreement with Rockwell Collins, Inc.	(10)	(20)	(19)	(50)
Costs associated with the Company's intention to separate its commercial businesses	(154)	—	(209)	—
Transaction expenses associated with the Raytheon Merger	(26)	—	(26)	—
Adjusted operating profit	$(172)	$(201)	$(306)	$(284)
UTC Consolidated
Operating profit	$2,584	$2,876	$4,629	$4,804
Restructuring	(66)	(82)	(178)	(151)
Total significant non-recurring and non-operational items included in Operating Profit above	(190)	727	(460)	697
Consolidated Adjusted operating profit	$2,840	$2,231	$5,267	$4,258